SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Bob Evans Farms, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

096761101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 8 of 13 Pages

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 12, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 6, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 10, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 14, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on January 31, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on March 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on March 18, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on April 24, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on July 3, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on September 24, 2014 (“Amendment No. 10” ), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on July 1, 2015, Amendment No. 12 to the Original Schedule 13D, filed with the SEC on December 4, 2015, Amendment No. 13 to the Original Schedule 13D, filed with the SEC on December 23, 2015 (“Amendment No. 13”) and Amendment No. 14 to the Original Schedule 13D, filed with the SEC on March 4, 2016 (“Amendment No. 14” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, and this Amendment No. 15, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Bob Evans Farms, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D. This Amendment No. 15 amends Items 4, 5 and 6 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons believe that the Issuer must now publicly commit to a transparent process leading to the separation of its BEF Foods and Bob Evans Restaurants business segments or a similar alternative that maximizes shareholder value.  The Reporting Persons may pursue a consent solicitation to solicit written consents from the Issuer’s shareholders in order to facilitate the aforementioned separation, or pursue other alternatives available to the Reporting Persons.

The Reporting Persons have had discussions, and the Reporting Persons intend to have further discussions, with the Board, management, shareholders and other interested parties and advisors regarding such matters.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 096761101	SCHEDULE 13D/A	Page 9 of 13 Pages

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock), constituting approximately 8.1% of the Issuer’s currently outstanding Common Stock. The percentage of shares of Common Stock reported herein are based upon the 19,766,681 shares of Common Stock outstanding as of August 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 31, 2016.

(i)	Castlerigg Master Investment:

(a)	As of the date hereof, Castlerigg Master Investment may be deemed the beneficial owner of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

(ii)	Castlerigg International:

(a)	As of the date hereof, Castlerigg International may be deemed the beneficial owner of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

(iii)	Castlerigg Holdings:

(a)	As of the date hereof, Castlerigg Holdings may be deemed the beneficial owner of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

(iv)	Castlerigg Offshore Holdings:

(a)	As of the date hereof, Castlerigg Offshore Holdings may be deemed the beneficial owner of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

CUSIP No. 096761101	SCHEDULE 13D/A	Page 10 of 13 Pages

3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

(v)	SAMC:

(a)	As of the date hereof, SAMC may be deemed the beneficial owner of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

(vi)	Mr. Sandell:

(a)	As of the date hereof, Mr. Sandell may be deemed the beneficial owner of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock), constituting approximately 8.1% of the shares of Common Stock outstanding.

(b) By virtue of investment management agreements with Castlerigg Master Investment, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock) beneficially owned by Castlerigg Master Investment. By virtue of his direct and indirect control of SAMC, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC has voting power or dispositive power.

Item 6.	PURPOSE OF TRANSACTION

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 096761101	SCHEDULE 13D/A	Page 11 of 13 Pages

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 16 to Amendment No. 11 and is incorporated by reference herein.

The Reporting Persons have purchased call option contracts covering 337,700 shares of Common Stock with an exercise date of March 17, 2017 and a strike price of $45.00.

Other than the joint filing agreement, the options and items otherwise described in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2016

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 13 of 13 Pages

Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell